Exhibit 99.1

ELBIT IMAGING ANNOUNCES AN UPDATE REGARDING THE TRANSACTION FOR THE
SALE OF THE PLOT IN CHENNAI, INDIA

Tel Aviv, Israel, January 7, 2019, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press releases dated October 18, 2018, November 7, 2018, and December 4, 2018, regarding a term sheet between Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Plaza Centers N.V. (50%)) (“EPI”) and a potential buyer for the sale of a 74.7 acre plot in Chennai, India for a total consideration of approximately Euro 13.2 million; that the closing date of the transaction did not take place yet (even though it was set to January 7, 2019). EPI is currently negotiating with the buyer and the Company will update regarding any new developments during the upcoming week.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com